                                                                    Exhibit 99.2

                             EXECUTIVE COMPENSATION

   The table below summarizes annual and long-term compensation for services to the Company during the years ended December 31, 1994, 1993, and 1992 to those persons who were at December 31, 1994 (i) the Chief Executive Officer and (ii) the other four most highly compensated executive officers of the Company. These persons are referred to in this Proxy Statement as the "Named Executive Officers."


                                         SUMMARY COMPENSATION TABLE

                                           ANNUAL
                                       COMPENSATION(1)                   LONG-TERM COMPENSATION
                                     --------------------      -------------------------------------
                                                               RESTRICTED     SECURITIES                ALL OTHER
                                                                 STOCK        UNDERLYING       LTIP     COMPENSA-
NAME AND PRINCIPAL                                             AWARDS(2)      OPTIONS(3)     PAYOUTS    TION(5)
    POSITION                   YEAR  SALARY($)    BONUS($)        ($)            (#)          (4)($)      ($)
------------------             ----  ---------    --------     ---------      ----------     -------    ---------
WINTER, JB                     1994    $462,516     $550,000     $631,842        162,400     $222,917     $17,907
President and Chief            1993     412,500      350,000           --         24,200      185,973      19,078
Executive Officer              1992     375,000      495,000           --         52,700      165,280      20,250
CHAMPAGNE, JF                  1994     237,000      184,680      287,209         78,380           --      10,620
Vice President                 1993     216,000      127,000           --         10,900           --       9,990
                               1992     200,004      170,392           --         23,000           --      10,031
MILLS, BA                      1994     190,008      200,000      191,473         48,590           --      10,200
Vice President                 1993     170,004       88,000           --          8,000           --       6,750
                               1992     150,000      113,400           --          9,500           --       4,500
SMITH, HC                      1994     193,956      150,000      191,473         48,590           --      10,313
Vice President                 1993     175,008       83,000           --          8,000           --       8,665
                               1992     155,004      110,484           --          9,500           --       4,299
PURDOM, DJ                     1994     190,216      150,000      191,473         48,590           --      10,200
Vice President and             1993     170,004       88,000           --          8,000           --       9,472
Chief Financial Officer        1992     130,008      100,104           --         10,500           --       7,800
-------------------

(1) Salary and Bonus include cash compensation earned and received by the Named Executive Officers in the year indicated and amounts deferred under the Employee Savings Plan of Magma Copper Company and Participating Subsidiary Companies (the "Employee Savings Plan") and/or the Special Executive Deferred Compensation Plan (the "Deferred Compensation Plan").

(2) The Named Executives were issued restricted stock grants on November 16, 1994. Grants of 36,365 shares to Mr. Winter and 11,020 shares to each of Messrs. Mills, Smith, and Purdom were made under the Magma Copper Company 1989 Stock Option and Stock Award Plan (the "1989 Plan"), and a grant of 16,530 shares was made to Mr. Champagne under the Magma Copper Company 1987 Stock Option and Stock Award Plan (the "1987 Plan"). The restricted stock awards vest as follows: 20% of the original award on December 31, 1995, 20% of the original award on December 31, 1996, and 60% of the original award on December 31, 1997. The value of these awards is based on the closing price of the Company's Common Stock on November 16, 1994 on the New York Stock Exchange -- Composite Transactions. At December 31, 1994, aggregate restricted shareholding in shares (and dollars) were 36,365 ($600,023) for Mr. Winter, 16,530 ($272,745) for Mr. Champagne, and 11,020 ($181,830) for each of Messrs. Mills, Smith, and Purdom. Dividends are not currently paid on restricted stock.

(3) Options were awarded pursuant to the Magma Copper Company 1993 Stock Option and Stock Award Plan (the "1993 Plan") during 1993 and 1994, and from the 1989 Plan in 1992.

(4) Mr. Winter received a long-term incentive bonus pursuant to the CEO Employment Agreement (as discussed on pages 14 and 15). No other Named Executive Officer was eligible for or received a long-term incentive bonus.

(5) Amounts for 1994 include a Company matching contribution in the Employee Savings Plan for Messrs. Winter, Champagne, Mills, Smith, and Purdom of $4,500, $3,510, $4,500, $4,500, and $4,500 respectively.

     Amounts also include a Company matching contribution in the Deferred Compensation Plan for Messrs. Winter, Champagne, Mills, Smith, and Purdom of $13,407, $7,110, $5,700, $5,813, and $5,700 respectively.


                                 OPTION GRANTS

     The table shown below contains information on grants of stock options during 1994 to the Named Executive Officers. No stock appreciation rights were granted during 1994.

                       OPTION GRANTS IN FISCAL YEAR 1994

                                                   INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE VALUE AT ASSUMED
                              ------------------------------------------------------------        ANNUAL RATES OF STOCK PRICE
                                                                                                APPRECIATION FOR OPTION TERM(3)
                              SECURITIES    % OF TOTAL                 STOCK                 --------------------------------------
                              UNDERLYING      OPTIONS                PRICE ON
                               OPTIONS      GRANTED TO    EXERCISE    DATE OF
                              GRANTED(1)     EMPLOYEES    PRICE(2)     GRANT    EXPIRATION
   NAME                          (#)          IN 1994      ($/SH)     ($/SH)       DATE          0%            5%           10%
----------                    ----------    ---------     --------   ---------  ---------    ---------    ----------   -----------
Winter, JB                         45,000          4.88      $12.28    $16.375    05/19/04    $184,275    $  647,692    $1,358,664
                                  117,400         12.74      $13.03    $17.375    11/16/04    $510,103    $1,792,938    $3,761,059
                                  -------         -----                                       --------    ----------    ----------
                                  162,400         17.61                                       $694,378    $2,440,630    $5,119,723

Champagne, JF                      25,000          2.71      $12.28    $16.375    05/19/04    $102,375    $  359,829    $  754,813
                                   53,380          5.79      $13.03    $17.375    11/16/04    $231,936    $  815,222    $1,710,096
                                  -------         -----                                       --------    ----------    ----------
                                   78,380          8.50                                       $334,311    $1,175,050    $2,464,910

Mills, BA                          13,000          1.41      $12.28    $16.375    05/19/04    $ 53,235    $  187,111    $  392,503
                                   35,590          3.86      $13.03    $17.375    11/16/04    $154,639    $  543,532    $1,140,171
                                  -------         -----                                       --------    ----------    ----------
                                   48,590          5.27                                       $207,874    $  730,643    $1,532,674

Smith, HC                          13,000          1.41      $12.28    $16.375    05/19/04    $ 53,235    $  187,111    $  392,503
                                   35,590          3.86      $13.03    $17.375    11/16/04    $154,639    $  543,532    $1,140,171
                                  -------         -----                                       --------    ----------    ----------
                                   48,590          5.27                                       $207,874    $  730,643    $1,532,674

Purdom, DJ                         13,000          1.41      $12.28    $16.375    05/19/04    $ 53,235    $  187,111    $  392,503
                                   35,590          3.86      $13.03    $17.375    11/16/04    $154,639    $  543,532    $1,140,171
                                  -------         -----                                       --------    ----------    ----------
                                   48,590          5.27                                       $207,874    $  730,643    $1,532,674

----------------------

(1) Options granted at an exercise price of $12.28 were granted on May 19, 1994, and options granted at an exercise price of $13.03 were granted on November 16, 1994. All options were granted under the 1993 Plan. The options granted on May 19, 1994 become exercisable as follows: 33% on May 19, 1995, 33% on May 19, 1996, and 34% on May 19, 1997. The options granted on November 16, 1994 become exercisable as follows: (i) 34% on November 16, 1995, (ii) 33% on November 16, 1996, and (iii) 33% on November 16, 1997. To
     the extent not already exercisable, the options may become immediately exercisable at the discretion of the 1993 Plan Committee upon (i) the dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving entity, (ii) the sale of all or substantially all of the assets of the Company, or (iii) the occurrence of a change in control of the Company (as discussed under "Other Change in Control Arrangements" on pages 16-18).

(2) The exercise price was set at 75% of closing price on the respective grant dates (May 19, 1994 and November 16, 1994).

(3) Reflects the value of the stock options on the date of grant assuming (i) for the 0% column, no appreciation in the Company's stock price from the date of grant over the term of the option, (ii) for the 5% column, a five percent annual rate of appreciation in the Company's stock price compounded annually over the term of the option, and (iii) for the 10% column, a ten percent annual rate of appreciation in the Company's stock price compounded annually over the term of the option, in each case without any discounting to present value. The actual gains, if any, on stock option exercises are dependent upon the future performance of the Company's common stock. Accordingly, the amounts reflected in this table may not necessarily be indicative of the actual results obtained.


                    AGGREGATED OPTION EXERCISES IN 1994 AND
                          1994 YEAR-END OPTION VALUES

     Shown below is information with respect to all exercised and unexercised options to purchase the Company's Common Stock granted to the Named Executive Officers through the end of fiscal year 1994. All options were granted under the 1989 Plan or the 1993 Plan. No stock appreciation rights have been granted under the 1989 Plan or the 1993 Plan.

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                          OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS
                                                               YEAR-END             AT FISCAL YEAR-END(2)
                     SHARES               VALUE                  (#)                         ($)
                   ACQUIRED ON         REALIZED(1)    -------------------------   -------------------------
     NAME           EXERCISE (#)           ($)        EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----------         -------------       -----------    -------------------------   -------------------------
Winter, JB                  0                             316,075/220,763          $3,458,167/1,120,336
Champagne, JF          46,526          $510,965.35        25,090/110,664           $  259,617/  596,207
Mills, BA                   0                             54,085/ 72,005           $  526,287/  408,625
Smith, HC               5,000          $ 65,000.00        49,085/ 72,005           $  583,787/  408,625
Purdom, DJ                  0                             39,755/ 67,335           $  416,439/  353,663
---------------------

(1)  Based upon the market value when exercised minus the exercise price.

(2) Based upon the closing price ($16.50) of the Company's Common Stock on December 31, 1994, as reported on the New York Stock Exchange -- Composite Transactions. Options are in-the-money if the fair market value of the underlying securities exceeds the exercise price of the options.


                            LONG-TERM INCENTIVE PLAN

     Shown below is information with respect to long-term incentive awards for the Named Executive Officers.

                 LONG-TERM INCENTIVE PLANS -- AWARDS IN 1994(1)

                                                                      ESTIMATED FUTURE PAYOUTS
                                                                    UNDER NON-STOCK PRICE BASED
                      NUMBER OF              PERFORMANCE                      PLANS(2)
                       SHARES,             OR OTHER PERIOD        -------------------------------
                       UNITS OR       UNTIL MATURATION OR PAYOUT  THRESHOLD    TARGET     MAXIMUM
      NAME         OTHER RIGHTS (#)                                  ($)         ($)        ($)
-------------      ----------------   --------------------------  ---------   --------   --------
Winter, JB (2)               88,720            3 years              $69,624   $464,162   $928,323
Champagne, JF                40,630            3 years              $31,650   $211,002   $422,004
Mills, BA                    27,428            3 years              $21,144   $140,960   $281,919
Smith, HC                    27,822            3 years              $21,562   $143,748   $287,496
Purdom, DJ                   27,428            3 years              $21,144   $140,960   $281,919
---------------------

(1) The Company had no long-term incentive plan in 1992 or prior years. The Long-Term Incentive Plan (the "Long-Term Plan") was initiated in 1993 in order to make a part of the compensation for certain key executives dependent on the achievement of long-term performance targets designed to increase shareholder value. The Long-Term Plan consists of three-year cycles. The first cycle began January 1, 1993 and ends on December 31, 1995. The second cycle begins January 1, 1996 and ends on December 31, 1998. Fourteen key executives currently participate in the Long-Term Plan. Executives are awarded target performance shares based upon a percentage of salary (ranging from 40%-70% annually) divided by the average share price of the Company's Common Stock in the year preceding the first-year of the cycle. Performance share awards can range from zero to two times the target award. The performance shares are earned annually and are adjusted annually based upon the achievement of pre-set performance targets. These performance targets include cash cost per pound, pounds produced, and cash flow return on investment measures. Awards vest at the end of the three-year cycle and are paid in cash or shares of Common Stock (based upon the average share price in the final cycle year). Targets and participants for the second three-year cycle will be determined in 1996.

(2) Mr. Winter is also eligible to receive a non-stock price based long-term bonus pursuant to the CEO Employment Agreement (as discussed on pages 14 and 15). Amounts awarded under the CEO Employment Agreement will offset any bonus awarded under the Long-Term Plan. Mr. Winter's long-term bonus pursuant to the CEO Employment Agreement is measured over a three-year period with a new cycle commencing each year. The amount of the bonus is determined by the Board of Directors based upon attainment of earnings per share goals, improvement in the market price of the Company's Common Stock, and such other performance-related factors as the Board of Directors shall consider. Mr. Winter's bonus under the CEO Employment Agreement may not exceed 50% of his average base salary over the three-year performance period. The maximum amount assumes no salary increase in 1995 and 1996 and the attainment of all performance factors considered by the Board of Directors. In 1994, the Board of Directors made its determination of Mr. Winter's bonus in part based upon a subjective evaluation by the Compensation Committee of Mr. Winter's contribution toward earnings per share goals, and otherwise based upon the factors utilized under the Long-Term Plan described on pages 21 and 22. Each budgeted target objective under the Long-Term Plan was exceeded for 1994.


                     COMPENSATION COMMITTEE INTERLOCKS AND
                             INSIDER PARTICIPATION

     The members of the Company's Compensation Committee are Messrs. Sundt, Donahue, Cool, Goth, Rollins, Strauss, and Vogelstein. Except for Mr. Donahue, who is the Chairman of the Board of the Company, none of the members of the Compensation Committee is or has been an officer or employee of the Company or any of its subsidiaries. Pursuant to a Standstill Agreement dated November 30, 1988 between Warburg, Pincus Capital Company, L.P. ("Warburg, Pincus") and the Company (the "Standstill Agreement"), Warburg, Pincus designated, and the Board nominated, Messrs. Strauss, Vogelstein, and Brody for election of the Company's Board of Directors, each of whom has been elected for the Board of Directors. Messrs. Strauss and Vogelstein currently serve on the Company's Compensation Committee.

     As part of the recapitalization (the "1988 Recaptialization") of the Company, on November 30, 1988, Warburg, Pincus initially acquired an equity investment in the Company of 930,000 shares of Series B Cumulative Convertible Exchangeable Preferred Stock ("Series B Preferred Stock") and warrants to purchase 1,000,000 shares of Class B Common Stock at an exercise price of $8.50 per share (the "Warburg Warrants") for $93 million. Warburg, Pincus immediately resold 100,000 shares of the Series B Preferred Stock and 107,527 warrants to other institutional investors. (The Company also issued 4,100,000 Public Warrants in December 1986 (the "Public Warrants")). In December 1992, the Company offered to exchange 15.446825 shares of its Common Stock for each share of the Series B Preferred Stock outstanding. Warburg, Pincus' Series B Preferred Stock was converted to 12,820,865 shares of Common Stock as a result of its acceptance of that offer.

     Prior to October 1992, the Company's Common Stock was divided into two classes: Class B Common Stock and Class A Common Stock. The Class B Common Stock carried 4 votes per share and was subject to a transfer restriction under which shares transferred to a holder of more than 10% of the Company's voting stock were automatically converted to one-vote Class A Common Stock. The Class A Common Stock carried a veto power over further issuances of Class B Common Stock, including issuances necessary to satisfy existing legal obligations relating to the Series B Preferred Stock and outstanding warrants and options, and in certain circumstances the Class A Common Stock possessed special voting rights in elections of directors.

     On December 21, 1991, through several open market purchases, Warburg, Pincus acquired 4,176,600 shares of the Company's Class B Common Stock for approximately $21 million in cash. As Warburg, Pincus controlled over 10% of the total voting power of the Company's capital stock at the time of these acquisitions, these shares were immediately converted to shares of Class A Common Stock.

     In October 1992, the Company's stockholders amended the Company's Certificate of Incorporation in order to eliminate the dual class Common Stock and to streamline and simplify the Company's balance sheet. In connection with this amendment, all outstanding shares of Class B Common Stock and Class A Common Stock were converted into shares of a new, single class of Common Stock. The new class of Common Stock possesses one vote on all matters properly coming before the stockholders, including elections of the Board of Directors, is not subject to any transfer restrictions, and possesses no veto power over the issuance of any class of stock.

     As of February 15, 1995, Warburg, Pincus owned 16,007,143 shares of Common Stock, representing approximately 34.7% of the Company's Common Stock outstanding, and 892,473 Warburg Warrants. Assuming full exercise of the Warburg Warrants held by Warburg, Pincus and assuming no exercise of any other Company warrants, Warburg, Pincus would own 36.0% of the Company's outstanding Common Stock. Assuming full exercise of the Warburg Warrants held by Warburg, Pincus and full exercise of all other Company warrants, Warburg, Pincus would own 33.7% of the Company's outstanding Common Stock. Additionally, in connection with its initial investment in the Company, and subject to limitations described below, Warburg, Pincus and its affiliates were granted the right, until August 31, 1998, for as long as they own at least 1,500,000 shares of the Company's Common Stock, to subscribe for their respective pro rata portion of any additional shares of Common Stock (or securities convertible, exchangeable, or exercisable into Common Stock) issued by the Company for cash. Warburg, Pincus and its affiliates have waived these rights in respect of the outstanding Public Warrants.

     Under the Standstill Agreement, which expires in 1998, the Company granted Warburg, Pincus the right to nominate up to three Magma directors, the exact number to be determined from time to time, based upon Warburg, Pincus and certain of its affiliates' percentage ownership of the Company's equity securities. The number of directors nominated by Warburg, Pincus are to be divided as evenly as possible among the Company's three director classes. Warburg, Pincus has also agreed to vote its Company shares, and to cause certain of its affiliates to vote their Company shares, in favor of the election of two management directors and at least six independent directors. The Standstill Agreement also provides that Warburg, Pincus and certain of its affiliates may not acquire more than 45% of the voting power of the Company's fully-diluted common equity (based on a calculation defined in the Standstill Agreement) without the approval of a majority (but not less than two) of the Company's independent directors, and that Warburg, Pincus and certain affiliates may not transfer any of the Company's voting securities except (i) in connection with certain extraordinary transactions including a sale of the Company endorsed by a majority (but not less than two) of its independent directors and subject to certain other restrictions, (ii) by means of a distribution to its partners in compliance with or pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Act"), (iii) in compliance with Rule 144 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (iv) through a public offering designed to achieve a widespread distribution. As of February 15, 1995, Warburg, Pincus controlled 32.4% of the Company's total voting power, as calculated under the Standstill Agreement.

     Certain transferees of Warburg, Pincus have agreed with the Company not to acquire additional Magma voting securities (other than in the ordinary course of business as a broker-dealer and market-maker) and to abide by the voting and transfer restrictions equivalent to those applicable to Warburg, Pincus. The shares that may be held by these transferees from time to time reduce the maximum permitted voting power of Warburg, Pincus so long as they are owned by such transferees or any of their respective affiliates.

     In 1990, the Company entered into an agreement with Warburg, Pincus Counsellors, Inc., an affiliate of Warburg, Pincus, to manage approximately 10% of the fixed assets in the Company's pension fund. For these services, Warburg, Pincus Counsellors, Inc. received a fee of approximately $162,179 for fiscal year 1994. The Board of Directors has determined that the fee for such services is competitive with comparable managers.

     In 1992, the Company entered into an Agreement with Warburg, Pincus Conunsellors, Inc., to manage an investment portfolio consisting of approximately 25% of the Company's cash and short-term investments. For these services Warburg, Pincus Counsellors, Inc. received a fee of approximately $160,000 for fiscal year 1994. The Board of Directors has determined that the fee for such services is competitive with comparable managers.

                  SHAREHOLDER RETURN PERFORMANCE PRESENTATION

     Set forth below is a line graph comparing the return of the Company's Common Stock against the cumulative return of the S & P Metals Index and the S & P 500 for the period of five-fiscal years commencing January 1990 and ending December 1994. The comparison assumes $100 was invested on December 31, 1989 in the Company's Common Stock and in each of the foregoing indices, and assumes reinvestment of dividends. Each of the lines reflects the dollar value of the respective indice during such five-year time period.


                               PERFORMANCE GRAPH
             COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL STOCK RETURN
                               1990 THROUGH 1994

                         1989   1990  1991   1992   1993   1994
                         ----   ----  ----   ----   ----   ----
Magma Copper Company     100.0  90.2  114.6  261.0  258,5  322.0
S & P 500                100.0  96.9  126.3  135.9  149.5  151.6
S & P Metals Index(1)    100.0  94.9  107.1  114.9  128.0  149.4
-----------------------

(1) Includes: Asarco Inc., Cyprus Amax Minerals Co., Inco Ltd., and Phelps Dodge Corp.


                                RETIREMENT PLANS

     On November 16, 1994, the Company amended its Magma Copper Company Special Executive Supplemental Benefit Plan (the "Supplemental Plan") to become the basic retirement plan for selected executives, including the Named Executive Officers. The following table shows the estimated annual retirement benefits payable on a straight life annuity basis to participating employees, based on average earnings and years of service at retirement.


                            SUPPLEMENTAL PLAN TABLE

HIGHEST FIVE
YEAR AVERAGE
COMPENSATION
DURING THE
LAST 10                                 YEARS OF SERVICE AT RETIREMENT
YEARS OF                       ------------------------------------------------
EMPLOYMENT                           15        20        25        30        35
------------                   ------------------------------------------------
$   50,000                     $ 11,181  $ 14,908  $ 18,635  $ 22,362  $ 26,089
    75,000                       17,744    23,658    29,573    35,487    41,402
   100,000                       30,000    40,000    50,000    60,000    70,000
   125,000                       37,500    50,000    62,500    75,000    87,500
   150,000                       45,000    60,000    75,000    90,000   105,000
   175,000                       52,000    70,000    87,500   105,000   122,500
   200,000                       60,000    80,000   100,000   120,000   140,000
   225,000                       67,500    90,000   112,500   135,000   157,500
   250,000                       75,000   100,000   125,000   150,000   175,000
   275,000                       82,500   110,000   137,500   165,000   192,500
   300,000                       90,000   120,000   150,000   180,000   210,000
   400,000                      120,000   160,000   200,000   240,000   280,000
   450,000                      135,000   180,000   225,000   270,000   315,000
   500,000                      150,000   200,000   250,000   300,000   350,000
   600,000                      180,000   240,000   300,000   360,000   420,000
   700,000                      210,000   280,000   350,000   420,000   490,000

   800,000                      240,000   320,000   400,000   480,000   560,000
   900,000                      270,000   360,000   450,000   540,000   630,000
 1,000,000                      300,000   400,000   500,000   600,000   700,000
----------------------

     Compensation considered for purposes of determining retirement benefits under the Supplemental Plan includes salary and bonus compensation disclosed as annual compensation in the Summary Compensation Table on pg. 6, but not restricted stock, stock options or SARs, long-term incentive plan payout compensation, or amounts listed in such table as "All Other Compensation."

     As of December 31, 1994, the estimated years of credited service pursuant to the Supplemental Plan were 6 for J. B. Winter, 6 for J. F. Champagne, 20 for H.C. Smith, 5 for B.A. Mills, and 5 for D.J. Purdom.

     Amounts payable under the Supplemental Plan are reduced by amounts receivable under the Company's regular retirement benefit plan, the Retirement Plan for Salaried Employees of Magma Copper Company, under the Magma Copper Company Excess Benefit Plan, under the Magma Copper Company Supplemental Benefit Plan, and under the CEO Retirement Plan described on pages 14 and 15.

     Each participant in the Supplemental Plan is entitled to receive on his or her normal retirement date (age 65) an annual benefit in an amount equal to the product of the participant's years of credited service multiplied by 2% of the participant's Final Average Compensation. "Final Average Compensation" is defined as the highest five years average salary during the last ten years of employment. Participants become vested in the benefits under the Supplemental Plan after attaining age 45 and after being credited with ten or more years of service. The Supplemental Plan allows participants who retire between the ages of 55 and 62, inclusive, to receive an actuarially reduced benefit. No reduction in benefits under the Supplemental Plan is made for social security benefits.


                           COMPENSATION OF DIRECTORS

     During fiscal year 1994, the directors, other than Mr. Donahue and Mr. Winter, received an annual retainer of $16,000 if the director was not the chairman of a committee or $18,000 if the director was the chairman of a committee. Other than Mr. Winter, all directors receive an additional fee of $650 for each regular and special Board meeting attended. Directors, other than Mr. Donahue and Mr. Winter, who serve on committees of the Board also receive $650 for each committee meeting attended. During 1994, Mr. Donahue received $12,500 per month for his services as Chairman of the Board of Directors of the Company. Effective January 1, 1995, Mr. Donahue began receiving $6,250 per month for his services as Chairman of the Board of Directors of the Company, plus the retainer and meeting fees described above. Pursuant to the CEO Employment Agreement, Mr. Winter does not receive any additional compensation for his services as a director of the Company. (See "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" on pages 14 and
15). Directors are reimbursed for reasonable expenses incurred in attending Board and committee meetings.

     Directors of the Company who are not employees of the Company or any subsidiary and who receive and retain (as opposed to transferring to their respective employers) a regular annual retainer ("Eligible Directors") may elect to receive stock options in lieu of or as partial payment of their annual retainer by participating in the Magma Copper Company 1989 Stock Option Plan for Non-Employee Directors (the "1989 Director Plan"). Elections to participate in the 1989 Director Plan for any given plan year (commencing each January 1) must be made by filing an irrevocable election with the Company at least five days prior to the first day of the fourth quarter immediately preceding the plan year to which the election relates. The election filed with the Company must indicate the amount of the retainer (which may be all or any 25% increment of the retainer) that the electing director desires to receive in options rather than cash. Currently, seven of the Company's nonemployee directors are eligible to participate in the 1989 Director Plan. Four directors elected to participate for the 1994 plan year, and five have elected to participate for the 1995 plan year. Options are granted quarterly to each eligible member who has elected to participate for the respective plan year. The exercise price of a 1989 Director Plan option is equal to 50% of the fair market value of the Common Stock at the date of grant. The number of shares subject to the options granted to a participant each quarter is equal to 25% of the amount of the annual retainer elected by the participant to be applied towards options in lieu of compensation for that plan year divided by the difference between the fair market value of the Company's Common Stock determined at the date of grant and the exercise price of the option.

     Options granted under the 1989 Director Plan may be exercised at any time during the period beginning on the date specified in the option agreement pursuant to which the options are granted (which date will be at least six months from the date of grant) and ending 20 years after the date of grant. Generally, if a participant ceases to be a director on account of retirement or for any other reason except death or total and permanent disability, such director's options will expire on the earlier of (i) the fifth anniversary of the date that the director ceased to be a member of the Board or (ii) the expiration date specified in the option agreement. If a director dies or becomes permanently and totally disabled during such five-year period, such director's options will expire on the fifth anniversary of death or total and permanent disability unless by their terms they expire earlier. If a director dies or becomes permanently disabled while actively serving as a director, such director's options will expire on (i) the fifth anniversary of the date of death or total and permanent disability or (ii) the expiration date specified in the option agreement.

     The following table sets forth the Common Stock options received by Company directors in lieu of the elected portion of their respective annual retainers pursuant to the 1989 Director Plan for fiscal year 1994. As of December 31, 1994, no options had been exercised. The individuals listed below are the only directors who have participated in the 1989 Director Plan for fiscal year 1994.

                         NUMBER OF          AVERAGE EXERCISE        FAIR MARKET
DIRECTOR                 SHARES(1)               PRICE(2)             VALUE(3)
----------               ---------          ----------------        -----------
JR Kennedy                2,040                   $7.891               $16.50
TW Rollins                  510                   $7.891               $16.50
HB Sargent                1,149                   $7.891               $16.50
HW Sundt                  1,460                   $7.891               $16.50
------------------

(1) For Messrs. Kennedy, Rollins, Sargent, and Sundt, the number of options received represent 100%, 25%, 50%, and 50% of their respective annual retainers.

(2) The average exercise price is based upon shares granted on March 31, June 30, September 30, and December 31, 1994 with an exercise price of $7.063, $7.563, $8.688, and $8.250 respectively. On March 31, 1994, Messrs.
     Kennedy, Rollins, Sargent, and Sundt received 566, 142, 319, and 319 options, respectively. On June 30, 1994, Messrs. Kennedy, Rollins, Sargent, and Sundt received 529, 132, 298, and 298 options, respectively. On September 30, 1994, Messrs. Kennedy, Rollins, Sargent, and Sundt received 460, 115, 259, and 259 options, respectively. On December 31, 1994, Messrs. Kennedy, Rollins, Sargent, and Sundt received 485, 121, 273, and 273 options, respectively.

(3) The Fair Market Value equals the closing price of one share of the Company's common stock at December 31, 1994, as reported on the New York Stock Exchange -- Composite Transactions.


     Under the Magma Copper Company 1992 Restricted Stock Plan for Non-Employee Directors (the "1992 Directors Plan"), each Eligible Director serving as a director on January 1 of any year receives an automatic grant of 1000 shares of Common Stock at the beginning of each calendar year (except for 1992, for which year grants were issued on May 14, 1992, the date the Plan was approved by the Company's Shareholders). Such stock is nontransferable for a period of six months, and may be subject to other restrictions.

     As of March 1, 1995, each of Messrs. Cool, Donahue, Goth, Kennedy, Rollins, Sargent, Strauss, and Sundt have participated in the 1992 Directors Plan, and, pursuant to such plan, each of such persons has received aggregate grants of 4,000 shares of the Company's Common Stock. With respect to the shares granted to each of such directors, 1,000 were granted when the Company's closing stock price on the New York Stock Exchange was $11.25; 1,000 when such price was $14.25; 1,000 when such price was $13.00; and 1,000 when such price was $16.50.

                           EMPLOYMENT CONTRACTS AND
                           TERMINATION OF EMPLOYMENT
                      AND CHANGE-IN-CONTROL ARRANGEMENTS

       EMPLOYMENT AGREEMENT OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

     In 1988, the Company executed a five-year Employment Agreement (which has been amended to provide one-year extensions annually to 1997) (the "CEO Employment Agreement") with J. Burgess Winter, its President and Chief Executive Officer, providing for a one-time cash bonus of $100,000 and a grant of 18,900 shares of stock, plus a base salary of $260,000 per year. Pursuant to the CEO Employment Agreement, Mr. Winter is eligible to receive bonus payments based upon the Company's attainment of certain earnings goals. In 1994, Mr. Winter's base salary was increased to $550,000 per year and he received a bonus of $550,000 under the Company's Incentive Compensation Plan, which offsets any short-term bonus he would have received under the CEO Employment Agreement for services rendered during 1993. During 1994, Mr. Winter also received a long-term bonus of $222,917, and the restricted stock and option grants discussed on pages 6 and 7, respectively. Under the Magma Copper Company Chief Executive Officer Supplemental Retirement Plan (the "CEO Retirement Plan"), Mr. Winter will receive from the CEO Retirement Plan, and from all other retirement benefit plans established by the Company, a total benefit equal to 60% of his average compensation during the highest compensated three calendar years occurring in the last five calendar years of his employment. If Mr. Winter leaves the Company before the occurrence of the earlier of a change in control or his attainment of age 62, no benefit is payable. The CEO Employment Agreement further provides for disability, life insurance, and other fringe benefits, as well as pension benefits that are offset by the CEO Retirement Plan. The CEO Employment Agreement automatically terminates upon the death or long-term disability of Mr. Winter, and may be terminated by the Company for cause or by Mr. Winter at any time upon 120 days' written notice. The CEO Employment Agreement also contains a non-compete covenant which restricts Mr. Winter from engaging in certain competitive activities for two years following the termination of his employment with the Company.

     On November 11, 1993, the Board of Directors authorized the execution of a separate Retention and Severance Agreement with Mr. Winter (the "Retention and Severance Agreement") to provide certain benefits in the event of a change in control of the Company. This agreement became effective on December 22, 1993.
A "change in control" under this Agreement includes: (i) a merger or consolidation with any person other than Warburg, Pincus in which the Company's shareholders prior to the change in control do not retain 65% or more of the voting power of the merged or consolidated company, (ii) the acquisition of 35% or more of the voting power of the Company's Common Stock, by a party other than Warburg, Pincus, which results in Warburg, Pincus' percentage ownership to be less than 10% greater than any other owner of the Company's Common Stock, (iii) a change in identity of the majority of the members of the Board within any 24 month period, (iv) a sale of all or substantially all of the assets of the Company, (v) a transfer of all or substantially all of the Company's assets to a partnership or joint venture in which the Company's interest is less than 50%, and (vi) a complete liquidation of the Company.

     The benefits that are provided under the Retention and Severance Agreement in the event of a change in control include: (i) lost value compensation in the event that Mr. Winter is unable to freely exercise stock options or sell or exchange Common Stock acquired pursuant to restricted stock grants under the 1987 Plan, the 1989 Plan, or the 1993 Plan, or (ii) in the event that certain defined termination events occur following a change in control: (a) an extension, for a period of two years, of life, health, and disability benefits,
(b) a pension supplement equal to the amount Mr. Winter would have received had his pension benefits under the Company's regular retirement plan been increased on the basis of two additional years of service, (c) a lump-sum payment equal to three times the sum of Mr. Winter's base salary and his target annual incentive compensation bonus, and (d) payment by the Company of any excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code. Certain of these benefits are not payable under the Retention and Severance Agreement to the extent that they are provided for under other Company benefit plans.

     Additionally, the Retention and Severance Agreement provides Mr. Winter with retention benefits encouraging him to stay with the Company should a change in control occur. These retention benefits include: (i) the extension of the term of the CEO Employment Agreement by two years during which Mr. Winter would continue to receive compensation at a rate comparable to his rate of compensation on the date of the change in control, (ii) payment of bonuses on the first and second anniversaries of the date of the change in control equal to

75% of the sum of his annual base salary and target annual incentive compensation bonus, and (iii) payment by the Company of any excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code. As of March 1, 1995, no change in control event has occurred under the Retention and Severance Agreement. The Retention and Severance Agreement has an initial three-year term, and is automatically renewed for one-year extensions unless proper notice is given by the Company that the agreement will not be extended.


                          OTHER EMPLOYMENT AGREEMENTS

     On November 11, 1993, the Board of Directors authorized the execution of employment agreements (the "Employment Agreements") with certain executives of the Company to replace employment agreements expiring on December 21, 1993. These Employment Agreements became effective December 22, 1993. All of the Named Executive Officers, except Mr. Winter, have entered into such agreements with the Company. Mr. Winter's comparable agreement, the Retention and Severance Agreement, is discussed above. The Employment Agreements provide for certain benefits to these executives upon the occurrence of a "change in control" of the Company. A "change in control" under the Employment Agreements is defined to include: (i) a merger or consolidation with any other corporation, other than Warburg, Pincus, in which the Company's shareholders prior to the change in control do not retain 65% or more of the voting power of the merged or consolidated company, (ii) the acquisition of 35% or more of the voting power of the Company's Common Stock by a party other than the Warburg, Pincus which results in Warburg, Pincus' percentage ownership to be less than 10% greater than any other owner of the Company's Common Stock, (iii) a change in identity of the majority of the members of the Board within any 24 month period, (iv) a sale of all or substantially all of the assets of the Company,
(v) a transfer of all or substantially all of the Company's assets to a partnership or joint venture in which the Company's interest is less than 50%, and (vi) a complete liquidation of the Company.

     The benefits that are provided in the event of a change in control include:
(i) lost value compensation in the event that an executive is unable to freely exercise stock options or is unable to freely sell or exchange Common Stock acquired pursuant to restricted stock grants under the 1987 Plan, the 1989 Plan, or the 1993 Plan, or (ii) in the event that certain defined termination events occur following the change in control: (a) an extension, for a period of two years, of life, health, and disability benefits, (b) a pension supplement equal to the amount that the executive would have received had the executive's pension benefits under the Company's regular retirement plan been increased on the basis of two additional years of service, (c) a lump sum payment equal to two times the sum of the executive's base salary and the executive's target annual incentive compensation bonus, and (d) payment by the Company of any excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code. Certain of these benefits are not payable under the Employment Agreements to the extent that they are provided under other Company benefit plans.

     Further, the Employment Agreements provide executives with retention benefits should a change in control of the Company occur. The retention benefits are designed to encourage the executives to remain with the Company following such a change in control, and include: (i) the extension of the term of the Employment Agreements by two years during which each executive would continue to receive compensation at a rate comparable to his or her respective rate of compensation on the date of the change in control, (ii) payment of bonuses on the first and second anniversaries of the date of the change in control equal to 75% of the sum of the annual base salary and target annual incentive compensation bonus of the executive, and (iii) payment by the Company of any excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code. As of March 1, 1995, no change in control event has occurred. These Employment Agreements have an initial three-year term, and provide for automatic one-year extensions, unless proper notice is given by the Company that the Employment Agreements will not be extended.


                      OTHER CHANGE IN CONTROL ARRANGEMENTS

     The Named Executive Officers have received awards of stock options under the 1989 Plan and the 1993 Plan and restricted stock under the 1987 Plan and the 1989 Plan.

     Under the 1989 Plan, upon the dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving or resulting corporation, or upon the sale of all or substantially all of the assets of the

Company, the Compensation Committee (the "Committee") may determine that: (i) all outstanding options and stock appreciation rights shall be fully vested and exercisable, (ii) some or all restrictions on restricted stock shall lapse immediately, unless provision is made for the continuance of the 1989 Plan and the assumption of the liability for outstanding restricted stock awards, or
(iii) there shall be the substitution of new incentive awards by the successor corporation or an affiliate thereof, with appropriate adjustments as to the number and kind of stock and prices.

     The 1989 Plan provides that in the event of a "change in control" of the Company, the Committee may accelerate the exercise date and/or the vesting schedules of any or all outstanding stock options, cancel restrictions on restricted stock, and pay cash in exchange for the cancellation of outstanding stock options. A "change in control" is deemed to have occurred under the 1989 Plan if: (i) any person becomes the beneficial owner of 25% or more of the combined voting power of the Company's securities, (ii) any person makes a filing under Section 13(d) of the Exchange Act with respect to the Company,
(iii) a change occurs which is required to be reported in response to Item 6(e) of Schedule 14A under the Exchange Act, (iv) over any 12 month period, the members of the Board of Directors of the Company at the beginning of such period cease to constitute at least a majority of the Board of Directors, (v) the Company's stockholders approve a merger or consolidation of the Company with another corporation where the Company is not the surviving corporation, or (vi) the stockholders of the Company approve a complete liquidation of the Company or a sale or disposition of all or substantially all of the Company's assets.

     Restricted stock and stock option agreements issued to Mr. Winter and the Named Executive Officers who received stock and option grants under the 1989 Plan prior to November 7, 1991, provide that a change in control occurs if any person becomes the beneficial owner of 35% or more of the voting power of the Company's outstanding securities or an event described in clause (iii) or (iv) of the preceding paragraph occurs. As a result of accumulations of Common Stock by Warburg, Pincus, a change in control occurred in 1991 under these agreements. As a result of the change in control, all stock options issued to such executives prior to November 7, 1991, have become fully vested. Stock option agreements entered into after November 7, 1991, provide for an automatic acceleration of exercisability upon the occurrence of a 50% change in control.
A 50% change in control under such agreements includes the acquisition of 50% or more of the voting power of the Company's securities or a sale of all or substantially all of the Company's assets in a transaction in which the Company does not maintain at least a majority interest in the acquiring entity. Upon the occurrence of a 50% change in control, stock options issued to such executives after November 7, 1991, will vest, to the extent not already vested, 25% as of the date of the change in control, 50% as of the first anniversary of the change in control, and 25% as of the second anniversary of the change in control (if the executive is then employed by the Company). If the executive is discharged (other than for cause) or otherwise resigns upon the occurrence of certain termination events at any time after a 50% change in control, the stock options then held by the executive will expire six months after the date of termination.

     Restricted stock awards granted under the 1987 Plan prior to November 7, 1991, contain change in control provisions similar to those contained in the restricted stock agreements issued under the 1989 Plan prior to November 7, 1991. Therefore, all such restricted stock will become fully vested in the event of a "termination event", such as involuntary termination or voluntary termination after significant demotion or pay reduction. Restricted stock awards granted to executives under the 1987 Plan after November 7, 1991, provide that upon the occurrence of a 50% change in control together with the occurrence of a "termination event", all such restricted stock grants will vest immediately as of the date of such executive's termination. As of March 1, 1995, no stock options granted under the 1987 Plan were held by the Named Executive Officers.

     In the event of a change in control of the Company under the 1993 Plan, the Committee may accelerate the exercise dates of any or all outstanding stock options and the vesting dates of any restricted stock, and may grant stock appreciation rights to holders of stock options. A "change in control" shall be deemed to have occurred under the 1993 Plan if: (i) a change occurs which is required to be reported in response to Item 6(e) of Schedule 14A under the Exchange Act, (ii) any person, other than Warburg, Pincus, becomes the owner of 35% or more of the combined voting power of the Company's securities, (iii) there is a change in the identity of the majority of the members of the Board over a 12-month period, (iv) there is a sale of all or substantially all of the Company's assets, (v) there is a transfer of all or substantially all of the Company's assets to a partnership or joint venture where the Company's interest is 50% or less, or (vi) there is a resolution passed by the Board declaring a change in control due to the acquisition of outstanding securities by Warburg, Pincus, resulting in such partnership's ownership of 50% or more of the voting power of the Company's stock.

     Under the Supplemental Plan, if a participant is terminated other than for good reason, as defined in the Supplemental Plan, within one year following a 50% change in control, then, notwithstanding any other provisions of the Supplemental Plan, the Company must distribute to such participant in a lump sum (or through acquisition of an annuity contract) an amount actuarially equivalent to the value of the benefits that the participant would have been entitled to under the Supplemental Plan upon achievement of his or her normal retirement age.

     Deferred amounts under the Company's Deferred Compensation Plan are payable upon a participant's termination following a change in control of the Company.
A "change in control", as defined under the Deferred Compensation Plan, includes the acquisition by a person or group of beneficial ownership of 35% or more of the voting power of the Company's outstanding securities. As a result of the 1991 acquisitions of the Company's Common Stock by Warburg, Pincus, the change in control provision of the Deferred Compensation Plan was triggered. Accordingly, employees participating in such plan will be entitled to receive deferred compensation upon termination of their employment with the Company. Further, the Deferred Compensation Plan may not be amended without participant consent except for certain specified reasons, including amendments necessary to ensure that the Deferred Compensation Plan is in compliance with applicable law.

     The Company's Long-Term Plan provides for vesting in a least 100% of the cycle's target award prorated for years of participation as of the date of a change in control. A "change in control" shall be deemed to have occurred under the Long-Term Plan: (i) if any person, other than Warburg, Pincus, acquires 50% or more of the combined voting power of the Company, (ii) upon a change in the identity of a majority of the members of the Board within any 12-month period,
(iii) upon the sale of all or substantially all of the Company's assets, (iv) upon the transfer of all or substantially all of the Company's assets to a partnership or joint venture in which the Company's interest is 50% or less, or
(v) if Warburg, Pincus acquires 50% or more of the combined voting power of the Company and a majority of the members of the Board serving immediately prior to such event pass a resolution acknowledging that a change in control has occurred.

     Under the CEO Retirement Plan, in the event of a change in control followed by involuntary termination not due to cause or by voluntary separation following a substantial pay reduction or demotion, the participant is entitled to a normal retirement benefit, regardless of attained age. A "change in control" for such purpose includes an acquisition of 50% or more of the Company's voting securities, and similar events.

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     The Company's Compensation Committee (the "Committee"), comprised primarily of independent members of the Company's Board of Directors, closely oversees executive compensation programs at the Company. The Committee believes that these programs should coordinate executive actions with well-defined strategic goals. Accordingly, the Company's compensation programs are designed to:

     . create an on-going focus by management on key internal performance measures that drive shareholder value;

     . make a significant portion of pay dependent upon the attainment of specified goals in order to better link compensation with performance;

     . attract, develop, and retain high-quality executives with competitive compensation opportunities;

     . provide a strong financial incentive for meeting and exceeding performance goals; and

     . create a balance between short-term performance measures and long-term strategic direction and decisions through long-term incentives linked to share value.

     The discussion that follows describes the performance results that influenced the Committee's compensation decisions and the various components of the compensation programs.